Filed by: Fidelity Advisor Series VIII
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Advisor Series VIII
SEC File No. 002-77611 and 811-03855

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Fidelity Fund Mergers and Closings

Find information on the proposed merger and closing of the Fidelity Advisor Korea Fund, the Fidelity Florida Municipal Money Market Fund and the Fidelity Florida Municipal Income Fund.

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Proposed Fidelity Advisor Korea Fund Merger

If approved by shareholders, Fidelity Advisor Korea Fund will merge into Fidelity Advisor Emerging Asia Fund in early December 2007.

As a result of the proposed merger, Fidelity Advisor Korea Fund was closed to new accounts on March 30, 2007. Existing accounts are able to continue to trade in Fidelity Advisor Korea Fund until the merger.

Shareholders of Fidelity Advisor Korea Fund are being asked to vote on the merger proposal in a separate proxy mailing. Proxy statements are expected to mail on or about August 20, 2007. Pending shareholder approval, investments in Fidelity Advisor Korea Fund will automatically be converted to shares of equal value of Fidelity Advisor Emerging Asia Fund at the completion of the merger, on or about December 7, 2007, and Fidelity Advisor Korea Fund will cease to exist.

If shareholders do not approve the merger proposal, Fidelity Management & Research Company will begin plans to liquidate the fund. Additional information regarding Fidelity Advisor Korea Fund can be found in the fund's prospectus.

The foregoing is not a solicitation of any proxy. A free copy of the Prospectus for Fidelity Advisor Emerging Asia Fund is available on advisor.fidelity.com. For a free copy of the proxy statement describing the merger of Fidelity Advisor Korea Fund into Fidelity Advisor Emerging Asia Fund (and containing important information about fees, expenses and risk considerations) and for an updated prospectus for Fidelity Advisor Emerging Asia Fund, please call 800-332-2008 in late August. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's Web site (www.sec.gov).